SECU 10027551 MMISSION

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SEC FILE NUMBER
8-40028

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shelyn Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 Rockville Pike, Suite 200
(No. and Street)

Rockville (City) MD (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Zitelman (240)-292-0531
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name - *if individual, state last, first, middle name*)

7700 Old Georgetown Road, Suite 400 (Address) Bethesda (City) Maryland (State) 20814-6224 (Zip Code)

SEC Mail Processing Section

FEB 25 2010

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Zitelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelyn Securities Corp, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

SHELYN SECURITIES CORPORATION

DECEMBER 31, 2009

(WITH SUPPLEMENTAL INFORMATION)

Shelyn Securities Corporation

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Shelyn Securities Corporation

We have audited the accompanying statements of financial condition of Shelyn Securities Corporation (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Shelyn Securities Corporation as of December 31, 2009, and the results of its operations and its changes in financial condition for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2010

Shelyn Securities Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

CURRENT ASSETS		
Cash	$	50,840
Prepaid expenses		2,397
Due from related party		849
	$	54,086

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Income taxes payable	$	2,201
Deferred tax liability		528
Total current liabilities		2,729
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, 500 shares issued and outstanding		22,000
Retained earnings		29,357
Total stockholder's equity		51,357
Total liabilities and stockholder's equity	$	54,086

See notes to financial statements

Shelyn Securities Corporation

STATEMENT OF INCOME

Year ended December 31, 2009

Revenue		
Placement fees	$	55,750
Expenses		
Consulting fees		27,000
Insurance		364
Licenses and fees		2,447
Professional fees		14,138
Total general and administrative expenses		43,949
Income from operations		11,801
Other income		
Dividend income		8
Total other income		8
Income before provision for income taxes		11,809
Provision for income taxes		
Income tax expense		2,718
NET INCOME	$	9,091

See notes to financial statements

Shelyn Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2009

	Common stock						
	Number of shares		Amount		Retained earnings		Total
Balance, December 31, 2008	500	$	22,000	$	20,266	$	42,266
Net income	-		-		9,091		9,091
Balance, December 31, 2009	500	$	22,000	$	29,357	$	51,357

See notes to financial statements

Shelyn Securities Corporation

STATEMENT OF CHANGES IN FINANCIAL CONDITION

Year ended December 31, 2009

Cash flows from operating activities		
Net income	$	9,091
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred income tax		517
Decrease in income tax refund receivable		540
Increase in prepaid expenses		(322)
Increase in due from related party		(849)
Decrease in accrued liabilities		(2,028)
Increase in income taxes payable		2,201
Net cash provided by operating activities		9,150
NET INCREASE IN CASH		9,150
Cash, beginning		41,690
Cash, end	$	50,840
Supplemental disclosure for cash flow information		
Cash paid for taxes	$	326

See notes to financial statements

Shelyn Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Shelyn Securities Corporation (the Corporation) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985 and is a registered broker-dealer of securities. The Corporation assists in underwriting private placement investments by affiliates. The Corporation is subject to certain minimum capital requirements and regulations of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Corporation recognizes revenue from placement fees as the private placement investment is closed.

Cash and Cash Equivalents

The Corporation considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents.

Income Taxes

The Corporation files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carry-forwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Corporation using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely

than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Corporation assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Corporation's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses. For the year ended December 31, 2009, the Corporation did not incur any interest and penalties from taxing authorities. The federal income tax returns of the Company for 2006, 2007, and 2008 are subject to examination by the Internal Revenue Service generally for three years after they were filed.

The net deferred tax assets and liabilities in the accompanying balance sheet included the following components:

Deferred tax assets	$	-
Deferred tax liabilities		(528)
Deferred tax valuation allowance		-
Net deferred tax liability	$	(528)

The provisions for income taxes and (benefit) were as follows for the year ended December 31, 2009:

Current		
Federal	$	1,376
State		825
Total		2,201
Deferred		
Federal		333
State		184
Total		517
Total provision for income taxes	$	2,718

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

NOTE 2 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Corporation received underwriting fees for private placements of $55,750. The Corporation was assisted in the private placement transactions by a related entity, which is controlled by the sole stockholder of the Corporation, which in turn was paid $27,000 in consulting fees. A majority of the Corporation's administrative functions are provided by a related entity at no cost to the Corporation. The Corporation paid an $849 invoice for a related entity which is included in Due from related party as of December 31, 2009.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Corporation maintains its cash balance at one financial institution. The cash balance is insured by the Securities Investor Protection Corporation (SIPC) up to $100,000. At times, this balance may exceed the federal insurance limits; however, the Corporation has not experienced any losses with respect to its cash balance in excess of SIPC provided insurance. Management believes that no significant concentration of credit risk exists with respect to the cash balance at December 31, 2009.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Corporation had net capital of $48,111, which was $43,111 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 5.67%.

NOTE 5 - SUBSEQUENT EVENTS

Management evaluated the activity of the Corporation through February 23, 2010 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Stockholder and Board of Directors
Shelyn Securities Corporation

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2010

Shelyn Securities Corporation

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2009

Stockholder's equity and tentative net capital		$	51,357
Less: Non-allowable assets pursuant to 15c3-1			(3,246)
Net capital			48,111
Less: Minimum net capital requirement			(5,000)
Net capital in excess of all requirements		$	43,111
Capital ratio (maximum allowance 1500%)			
Aggregate indebtedness	$ 2,729	=	5.67%
Divided by: Net capital	$ 48,111		

Shelyn Securities Corporation

RECONCILIATION OF NET CAPITAL TO THE DECEMBER 31, 2009 UNAUDITED FOCUS REPORT

December 31, 2009

Total net capital at December 31, 2009, as reported on the unaudited Focus Report	$	48,013
Net audit adjustments		98
Total net capital at December 31, 2009, as presented	$	48,111

Shelyn Securities Corporation

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2009

The Corporation claims exemption under provisions of Rule 15c3-3(k)(2)(i) and was in compliance with the condition of such exemption.

The Corporation is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Shelyn Securities Corporation

EXEMPTION FROM REQUIREMENTS UNDER RULE 17a-5(E)(4)

December 31, 2009

The Corporation has gross revenues of less than $500,000, and is therefore exempt from the supplemental SIPC report filing requirements pursuant to Rule 17a-5(E)(4).

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Shelyn Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Shelyn Securities Corporation for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Shelyn Securities Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.reznickgroup.com

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2010